LADENBURG THALMANN & CO. INC.

520 Madison Avenue

New York, New York 10022

February 12, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael McTiernan

RE:	Orchid Island Capital, Inc.

Registration Statement on Form S-11 (File No. 333-184538)

Gentlemen:

In connection with the Registration Statement on Form S-11, as amended, of Orchid Island Capital, Inc., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:30 p.m., Wednesday, February 13, 2013 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Steven Kaplan
Name:	Steven Kaplan
Title:	Head of Capital Markets